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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________
FORM 11-K _____________
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission File No. 001-02217
THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN (Full title of the plan)
(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza Atlanta, Georgia 30313 (Address of the plan and address of issuer's principal executive offices)

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THE COCA-COLA COMPANY
THRIFT & INVESTMENT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2007 and 2006
and for the Year Ended December 31, 2007
with Report of Independent Registered Public Accounting Firm

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2007 and 2006
and for the Year Ended December 31, 2007

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	12

BANKS, FINLEY, WHITE & CO.
CERTIFIED PUBLIC ACCOUNTANTS

To The Coca-Cola Company
   Benefits Committee
The Coca-Cola Company
Atlanta, Georgia

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of The Coca-Cola Company Thrift & Investment Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BANKS, FINLEY, WHITE & CO.
June 25, 2008
College Park, Georgia

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
ASSETS
Investments (Notes 3 and 4)	$1,793,776,255	$1,545,273,985

Accrued interest receivable	88,210	25,115

Due from broker for securities sold	114,948	294,660

NET ASSETS AVAILABLE FOR BENEFITS	$1,793,979,413	$1,545,593,760

The accompanying notes are an integral part of the financial statements.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$218,130,044
Dividend income from common stock	22,576,556
Interest and dividend income	54,707,872
Total investment income	295,414,472
Contributions:
Employer	23,074,554
Participants	65,579,063
Rollovers from other qualified plans	4,315,298
Total contributions	92,968,915
Total additions	388,383,387
Deductions from net assets attributed to:
Distributions to Participants	139,942,714
Administrative expenses	55,020

Total deductions	139,997,734
Net increase in net assets available for benefits	248,385,653
Net assets available for benefits, beginning of year	1,545,593,760
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$1,793,979,413

The accompanying notes are an integral part of the financial statements.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements
December 31, 2007 and 2006

Note 1 – Description of Plan

The following description of The Coca-Cola Company Thrift & Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was originally adopted effective July 1, 1960 and was restated most recently effective January 1, 1999.  The Plan is a defined contribution pension plan covering a majority of the domestic employees of The Coca-Cola Company and its participating subsidiaries (the “Company”), with the exception of employees represented by bargaining units which have not negotiated coverage and others listed in the Plan document.  Eligible employees may begin participating in the Plan upon hire with the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The trustee of the Plan is the Merrill Lynch Trust Company (the “Trustee”).

Effective January 1, 2007, the Plan was amended to allow participants, at any time, to redirect the investment of any or all Company Matching contributions, which are initially invested in the common stock of The Coca-Cola Company, into other investment options under the Plan.

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary.  Participant contributions are in the form of payroll deductions with the Company currently making a matching contribution equal to 100% of the first 3% of compensation contributed by a Participant each payroll period, subject to certain limitations imposed by the Internal Revenue Code (the “Code”).  All Company contributions are initially invested in common stock of The Coca-Cola Company.

Participants may contribute to the Plan with “Before-Tax” dollars and/or “After-Tax” dollars.  “Before-Tax” contributions are not subject to current federal income taxes but are subject to Federal Insurance Contributions Act (“FICA”) taxes.  “Before-Tax” and “After-Tax” contributions are limited in total to 25% of compensation, subject to certain limitations.  For 2007, the maximum “Before-Tax” annual contribution amount under the Code was $15,500.

Participants who are age 50 or older by the end of the year may make additional “Catch-Up” contributions with “Before-Tax” dollars provided certain Plan or Internal Revenue Service limits have been met.  For 2007, the maximum “Catch-Up” contribution amount was $5,000.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 1 – Description of Plan (Continued)

Contributions (Continued)

All contributions are paid to the Trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into a money market fund, common stock of The Coca-Cola Company, collective trust funds and mutual funds with various investment objectives and strategies.

Participants are allowed to roll over account balances from a previous employer’s tax-qualified retirement plan or Individual Retirement Accounts into the Plan.

Vesting

Participants who were hired before April 1, 2002 are immediately vested in their salary deferral contributions, Company matching contributions and related earnings.  Participants who were hired after March 31, 2002 are immediately vested in their salary deferral contributions and related earnings, while vesting in Company matching contributions is based on a graduated schedule over a three-year period as follows:  33% after one year of service, 67% after two years of service and 100% after three years of service.

Forfeited Accounts

Forfeited amounts are generally used to reduce employer contributions or pay administrative expenses of the Plan.  The forfeited account balances were approximately $742,000 and $392,000 as of December 31, 2007 and 2006, respectively.   In 2007, no forfeited amounts were used to reduce employer contributions or pay administrative expenses.

Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares of each investment credited to Participant accounts.  Shares are revalued on a daily basis to reflect earnings and other transactions.  Shares of common stock of The Coca-Cola Company are revalued on a daily basis to reflect changes in fair value.  Participant accounts are updated on a daily basis to reflect transactions affecting account balances.

Diversification

All Company contributions are initially invested in the common stock of The Coca-Cola Company.  Participants may reinvest these contributions to other investment options at any time.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 1 – Description of Plan (Continued)

Participant Loans

Participants may borrow from their account balances subject to certain limitations.  Participant loans may be taken from a combination of “Before-Tax,” “After-Tax,” and “Rollover” account balances.

The following applies to Participant loans:

(a)
The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000.  The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)	The minimum loan amount is $1,000.
(c)	The loan interest rate is the prime rate as published in The Wall Street Journal on the business day prior to the day the loan is requested.
(d)	The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

Employee Stock Ownership Plan

The portion of the Plan invested in common stock of The Coca-Cola Company is designated as an employee stock ownership plan (“ESOP”) within the meaning of Code Section 4975(e)(7).  Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account.  The total amount of dividends paid directly to Participants making this election was $1,919,911 during 2007.  These dividends are included in Dividend income from common stock and Distributions to Participants on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Upon retirement, termination or disability, Participants may elect to receive payment from the Plan in a lump-sum distribution, installments or in partial payments (a portion paid in a lump sum, and the remainder paid later).  Participants may elect in-service distributions from After-Tax account balances, or after attaining age 59½ from all vested account balances.  Participants may elect to receive payment of the portion of their accounts invested in common stock of The Coca-Cola Company in shares rather than cash (“in-kind distributions”).

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as administrator, has substantial control of and discretion over the administration of the Plan.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 2 – Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Valuation of Investments

Money market funds are stated at fair value, which approximates cost.  The investments in common stock of The Coca-Cola Company and the mutual funds are stated at fair value based upon quoted prices in active markets at the last reported sales price on the last business day of the Plan year.  Investments in collective trust funds are stated at fair value, based on quoted redemption values determined by the investment managers.  Participant loans are valued based upon remaining unpaid principal balance plus any accrued but unpaid interest.

Investment Transactions and Income

Investment transactions are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest is recognized on an accrual basis.  The net appreciation or depreciation in market value of investments consists of realized gains and losses and changes in unrealized appreciation or depreciation of these investments during the year.  Realized gains and losses on investments are determined on the basis of average cost.  Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Payment of Benefits

Distributions to participants are recorded when payment is made.  In-kind distributions are recorded based on the market value of the shares at the date of distribution.

Administrative expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan Document.  All other administrative expenses were paid by the Company.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 3 – Investments

The fair value of investments at December 31 is as follows:

	2007	2006

Participant-directed investments	$1,793,776,255	$1,058,175,867
Nonparticipant-directed investments	-	487,098,118
	$1,793,776,255	$1,545,273,985

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 is as follows:

	2007	2006

Common stock of The Coca-Cola Company	$970,762,504	$860,817,346
Barclay’s S&P 500 Stock Fund	139,698,780	131,843,709
Merrill Lynch Retirement Preservation Trust	117,188,220	112,604,049

Investments in common stock of The Coca-Cola Company include both participant-directed and nonparticipant-directed investments as of December 31, 2006.   Effective January 1, 2007, all investments of the Plan became participant directed.  Refer to Note 1.

During the year ended December 31, 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net appreciation (depreciation) in fair value of investments (as determined by quoted market prices):
Common stock of The Coca-Cola Company	$219,134,153
Mutual funds	(8,431,847)
210,702,306
Net appreciation in fair value of investments (as determined by the investment manager):
Collective trust funds	7,427,738
Net appreciation in fair value of investments	$218,130,044

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 4 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2007	December 31, 2006

Net assets, at fair value:
Common stock of The Coca-Cola Company	$-	$487,098,118

	Year Ended December 31, 2007

Changes in net assets:
Transfer to participant-directed accounts	$(487,098,118)
Net decrease	$(487,098,118)

Note 5 – Transactions with Parties-in-Interest

During the year ended December 31, 2007, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value	Realized Gain
Purchases	1,316,705	$72,198,247	N/A
Sales	2,548,793	136,953,290	$51,556,263
In-Kind Distributions	790,493	44,433,652	N/A
Dividends Received	N/A	22,576,556	N/A

The Plan held the following investments in common stock of The Coca-Cola Company:

	Shares	Fair Value
December 31, 2007	15,818,193	$970,762,504
December 31, 2006	17,840,774	860,817,346

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 5 – Transactions with Parties-in-Interest (Continued)

The Plan’s investments in the Cash Management Account and Retirement Preservation Trust are managed by Merrill Lynch Bank & Trust Company, FSB and Merrill Lynch Bank USA, respectively.  The Plan’s investments in the Government Fund, Basic Value Fund, Global Allocation Fund, International Index Fund, Large Cap Core Fund, Small Cap Index Fund and Value Opportunities Fund are managed by BlackRock, Inc., an affiliate of the Trustee, and, therefore, the transactions in these funds qualify as party-in-interest.

Note 6 – Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written approval from the Committee.  In the event of termination, the Committee may either:

(a)	continue the trust for as long as it considers advisable, or
(b)	terminate the trust, pay all expenses from the trust fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Note 7 – Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the statement of net assets available for benefits.

Note 8 – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 25, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  The Plan was amended subsequent to receipt of the determination letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Committee and the Company’s tax counsel believe the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe that the Plan, as amended, is qualified and the related trust is tax exempt.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 9 – New Accounting Standard

In September 2006, the Financial Accounting Standards Board issued SFAS 157, “Fair Value Measurements”.  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of adopting SFAS 157 and does not expect the adoption to have a material impact on the Plan's financial statements.

	THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
	EIN: 58-0628465 PN: 002

	Schedule H, line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2007

		(c) Description of investment
	(b) Identity of issue,	including maturity date,
	borrower, lessor or	rate of interest, collateral,	(e) Current
(a)	similar party	par, or maturity value	value

	MONEY MARKET FUNDS:

*	BlackRock, Inc.	Government Fund	$17,154,150

*	Merrill Lynch Bank & Trust Company, FSB	Cash Management Account	367,245

	Total Money Market Funds		17,521,395

	COMMON STOCK:

*	The Coca-Cola Company	Common Stock	970,762,504

	COLLECTIVE TRUST FUNDS:

	Barclay's Global Investors	S&P 500 Stock Fund	139,698,780

*	Merrill Lynch Bank USA	Retirement Preservation Trust	117,188,220

	Total Collective Trust Funds		256,887,000

	MUTUAL FUNDS:

	AIM Advisors, Inc.	Capital Development Fund	17,686,788

	AIM Advisors, Inc.	International Growth Fund	18,248,643

	AIM Advisors, Inc.	Large Cap Growth Fund	8,806,908

	Allianz NFJ	Small Cap Value Fund	37,306,252

	American Funds	Growth Fund of America	19,655,668

*	BlackRock, Inc.	Basic Value Fund	32,170,519

*	BlackRock, Inc.	Global Allocation Fund	55,582,502

*	BlackRock, Inc.	International Index Fund	18,500,847

*	BlackRock, Inc.	Large Cap Core Fund	14,996,103

*	BlackRock, Inc.	Small Cap Index Fund	12,227,464

*	Party-in-interest

	THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
	EIN: 58-0628465 PN: 002

	Schedule H, line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2007

		(c) Description of investment
	(b) Identity of issue,	including maturity date,
	borrower, lessor or	rate of interest, collateral,	(e) Current
(a)	similar party	par, or maturity value	value

	MUTUAL FUNDS (CONTINUED):

*	BlackRock, Inc.	Value Opportunities Fund	21,726,068

	Calvert Asset Management Co., Inc.	Income Fund	25,486,011

	Davis Selected Advisers, L.P.	New York Venture Fund	46,008,570

	DWS Investments	U.S. Bond Index Fund	16,476,096

	Fidelity Investments	Advisor Diversified International Fund	6,851,237

	ING Investments, LLC	International Small Cap Fund	39,818,631

	ING Investments, LLC	International Value Fund	33,548,832

	Lehman Brothers	Core Bond Fund	5,232,828

	Oppenheimer Funds	Equity Fund	14,679,628

	Pacific Investment Mgt. Co. (PIMCO)	Total Return Fund	28,357,270

	Pioneer Investment Management, Inc.	Pioneer Fund	10,221,919

	RS Investments	RS Partners Fund	4,525,382

	Thornburg Investment Management, Inc.	International Value Fund	39,844,728

	Total Mutual Funds		527,958,894

	PARTICIPANTS' LOANS:

*	Participants	Loans with interest rates ranging from
		4.0% to 10.5%. Maturities through 2022.	20,646,462

	TOTAL ASSETS (HELD AT END OF YEAR)		$1,793,776,255

*	Party-in-interest

Note:	Column (d) cost is not required as all investments are participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN (Name of Plan)

By: /s/ Susan M. Fleming Susan M. Fleming Member, The Coca-Cola Company Benefits Committee Date: June 27, 2008

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm